UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2026

Ziyang Long
Chief Executive Officer
Republic Power Group Limited
#04-09 Techplace II,
5008 Ang Mo Kio Ave 5
Singapore 569874

Re: Republic Power Group Limited
Registration Statement on Form F-1
Filed March 18, 2026
File No. 333-294423

Dear Ziyang Long:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

Cover Page

1. Please revise the cover page to disclose the specific number of shares you are offering and a fixed price at which you are offering the shares. We note that the shares registered under this offering will be priced using a formula. As such, it appears that you are potentially conducting an “at the market” offering. Note that pursuant to Rule 415(a)(1)(x) a registrant must be F-3 eligible to offer shares at other than a fixed price. Please revise. Refer to Regulation S-K Item 501(b)(3).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charli Wilson at 202-551-6388 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology